May 21, 2026

Steven Wedan
Chief Executive Officer
Imricor Medical Systems, Inc.
400 Gateway Blvd.
Burnsville, MN

        Re: Imricor Medical Systems, Inc.
            Amendment No. 2 to Registration Statement on Form 10-12G
            Filed May 15, 2026
            File No. 000-56826
Dear Steven Wedan:
       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Patrick Pazderka, Esq.